December 12, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20459

Re:    Mistras Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2023
File No. 001-34481

Ladies and Gentlemen:

Mistras Group, Inc. (the “Company”) is in receipt of your letter dated November 9, 2023, regarding your limited review of the filing referenced above. Please accept this letter as the Company’s confirmation that it will revise its future proxy disclosures in accordance with the topics and comments set forth in your November 9, 2023 letter.

Sincerely,

/s/ Michael C. Keefe
Executive Vice President, General
Counsel and Secretary